SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 15, 2005

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On December 15, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced that, in accordance with a new Russian telecommunications legislation, the Company will switch to the new system of interaction with Russian operators and subscribers for the provision of domestic long-distance and international long-distance services with effect from January 1, 2006. A copy of the corresponding press release is attached hereto as Exhibit 99.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  December 15, 2005                 By:           [signed]
                                            -------------------------------
                                         Name:  Dmitry Ye. Yerokhin
                                         Title: General Director

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number           Description

    EX-99 English translation of the press release announced that Rostelecom to switch to the new system of interaction with Russian operators and subscribers.

                                                                     Exhibit 99


PRESS RELEASE                                                        ROSTELECOM
-------------------------------------------------------------------------------

 ROSTELECOM TO SWITCH TO A NEW SYSTEM OF INTERACTION WITH RUSSIAN OPERATORS AND
                 END USERS IN PROVIDING LONG-DISTANCE SERVICES


Moscow, December 15, 2005: Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced that, in accordance with a new Russian telecommunications legislation, the Company will switch to the new system of interaction with Russian operators and subscribers ("end users") for the provision of domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") with effect from January 1, 2006.

The legislative framework for reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government this year approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, DLD, and ILD telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under Russian legislation.


Change in the principles guiding the provision of long-distance services to end users

Under the existing system of interaction with Russian operators, Rostelecom provides long-distance traffic transit services to Svyazinvest inter-regional telecommunications companies ("IRCs") and to other Russian operators. In Moscow the Company provides long-distance services to MGTS subscribers directly.

In every region of the Russian Federation, Svyazinvest IRCs and a number of other operators independently bill for long-distance services provided to their local network subscribers (except MGTS subscribers) through their own subscriber billing systems. The operators settle with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, pays the respective operator for call termination services. In Moscow, the Company bills MGTS subscribers for long-distance services directly, using the subscriber billing system of Rostelecom's Moscow branch MMT.

In accordance with the new regulations coming into effect on January 1, 2006, the principles governing the interaction of operators in the provision of long-distance services to end users will change as follows:

- operators of DLD and ILD telephone networks ("long-distance operators") to provide long-distance services to subscribers of local network operators;

- operators of intra-regional telephone networks to provide long-distance operators with intra-regional origination and termination of calls; and local telephone network operators to provide intra-regional network operators with local origination and termination of calls.

Settlements between operators are to be conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer services, are to be performed by the long-distance operator or its agent.

To comply with the new regulatory requirements, the long-distance operator must fulfill a number of conditions, including:

- technical conformity of its network to requirements set for DLD and ILD communication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and

- operational readiness to provide long-distance services to any local network subscriber.


Under the existing system of interaction between Rostelecom and Svyazinvest IRCs and other operators the Company is not required to bill and collect from end users for long-distance services or to provide them with other customer services throughout Russia directly. Thus, today Rostelecom does not have at its disposal sufficient staff and other resources to process, prepare and analyze source documents, maintain information systems, issue bills, and collect payments to the full extent necessary.

In order to perform the activities and ensure the corresponding infrastructure necessary to conform with the new regulatory requirements, effective January 1, 2006, the Company will enter into service contracts with Svyazinvest IRCs and other operators of local and intra-regional networks ("Contracted Service Providers") to act as the Company's regional agents. Contracted services will include customer services to end users, invoicing, and collection of payments for long-distance services provided by the Company. While relying on resources and data supplied by Contracted Service Providers in calculating charges for long-distance services, Rostelecom will bear responsibility for calculating charges in compliance with applicable regulations.


Risks to Rostelecom

In the opinion of the Company, the anticipated change in the system of interaction with Russian operators and end users in the provision of long-distance services could result in potential risks that could have a material impact on Rostelecom's business.


Risks associated with the functional capabilities of information and billing systems of Svyazinvest IRCs and other intra-regional and local operators

Under agreements to be signed between the Company and Svyazinvest IRCs and other intra-regional and local operators, a substantial portion of the recording functions required by Rostelecom to prepare management and financial reports will be performed by Contracted Service Providers. Thus, from January 1, 2006, the Company could be subject to material risks associated with verification and calculation of volumes of long-distance services rendered (in price and unit terms), invoicing, customer service to end users, and recognition of revenue from the provision of DLD and ILD services.

These risks arise mainly from the lack of uniformity in existing billing systems used by Svyazinvest IRCs and other intra-regional and local operators (including vis-a-vis different branches of the same operator). Moreover, joint testing of the information and billing systems of Svyazinvest IRCs and several other operators has shown that, in most cases, their capabilities are currently insufficient for fully carrying out the required functions. Rostelecom is therefore unable to confirm that Contracted Service Providers will be able to provide the Company with timely and accurate consolidated reporting data to the full extent necessary.

In the opinion of Rostelecom the potential consequences for the Company's financial control system include, but are not limited to, the following:

- possible delayed receipt from operators of the properly prepared source documentation required for accurate execution of accounting and tax records;

- difficulties in accurately determining the funds collected for the Company through Contracted Service Providers, and, as a result, a risk of inaccurate calculation by the Company of its tax liabilities and reserves for doubtful debts; and

-    possible inaccuracy in financial and tax reports.


Risks associated with the servicing of end users by the Company

Under the Rules for the Provision of Local, Intra-regional, Domestic Long-Distance, and International Long-Distance Telephone Communication Services, a contract for telecommunications services (including for long-distance services) must be executed by signing of a single document between the operator and the end user. If, under the new regulations entering into force on January 1, 2006, Rostelecom is unable to form contracts with end users through a public offer, it will need to have DLD and ILD service contracts to be signed with all end users in Russia.

Rostelecom's existing business model does not provide for a distributed regional sales and customer service network. The Company will therefore outsource newly required operating functions such as signing contracts with end-users to Contracted Service Providers. However, the risk exists that not all necessary work related to the signing of contracts with end users will be completed within the allotted timeframe.

In addition, Rostelecom believes it could potentially be unable to meet its new obligations (imposed by the new regulations coming into effect on January 1, 2006) with respect to delivering invoices to end users in a sufficiently timely manner, with corresponding effects on the Company's ability to timely collect full amount of revenue for services rendered.


Risks associated with the transfer of information on subscribers

The absence in the regulations of a mandatory provision for local and intra-regional network subscriber information to be shared with long-distance operators poses a substantial potential risk to the Company. This information is critical to the Company's ability to properly record traffic transit from subscribers, calculate charges for services rendered, and issue invoices. This could prevent the Company from charging and collecting from subscribers for long-distance services.

Amendments to relevant legislation giving operators the right to share the subscriber information without subscribers' written consent have passed the first reading in the Russian State Duma. However, until these amendments are enacted, information on individual subscribers can be delivered to the third parties only after the subscriber's written consent, except in cases specified by federal law. This could impede the Company's ability to obtain necessary subscriber information, resulting in difficulties in process of collection of payments for services rendered and pursuing claims.


Risks associated with rate policy

The Company's activities are currently regulated by the Federal Tariff Service ("FST") in accordance with the Federal Law on Natural Monopolies, which sets out a legal framework for state regulation of the activities of telecommunication service providers and provides measures for state control over rates for end users and other aspects of their activity. At this time the Company has no reason to believe that as of January 1, 2006, its activity with respect to setting rates for end users will not be regulated by the FST.

Under the Federal Law on Communications inter-operator settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network ("significant operators") are regulated by the Federal Service for Communications Supervision ("Rossvyaznadzor"). At the same time the amount of the compensation surcharge for "significant operators" is subject to state regulation by the FST.

Although Rostelecom has not yet been added to the list of "significant operators," the Company believes that this could potentially change in the near future. Thus, the Company assumes that its activity will be regulated both by the FST and by Rossvyaznadzor.

Because inter-operator settlement rates for call origination and termination are a substantial component of the long-distance rates charged to end users, any changes in inter-operator settlement rates could have a significant impact on the Company's business.

The amount of the compensation surcharge to be included in rates for call origination services provided by "significant operators" has not been set yet. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

This uncertain situation could result in risks capable of materially impacting Rostelecom's business, including a risk of reduced effectiveness of the Company's rate policy, due to:

-    multi-level regulation of rates and their component elements; and

-    the  possibility   that  the  Company's  rates  will  be  uncompetitive  in
     comparison with rates of potential competitors that are not subject to rate regulation.


Actions of Rostelecom

The Board of Directors of Rostelecom and the boards of directors of Svyazinvest IRCs have approved changes to their network interconnection agreements, and have approved agreements providing for the following services: billing for communication services; preparation, printing, and storage of invoices; collections from end users, claims work, and document delivery ("Service Provision Agreements"). The Company is also working to conclude similar agreements with other operators of intra-regional and local networks.

The Service Provision Agreements oblige Svyazinvest IRCs to furnish all information required for the Company's management and accounting reports.

Due to the need for financial controls to ensure proper recognition of services and payments, the Service Provision Agreements with Svyazinvest IRCs contemplate and set out conditions for the joint reconciliation of amounts (in both cost and unit terms) of services provided by Rostelecom to end users.

Furthermore, in order to minimize the financial and tax risks associated with providing long-distance services to all end users in the Russian Federation, the Company is actively working to develop its own client billing system that enables information to be obtained for each end user.

Rostelecom is also taking actions to exclude the Company from the register of natural monopolies.


Possible   consequences  of  Rostelecom's   transition  to  the  new  system  of
interaction

The Company believes that the potential consequences ensuing from the transition to the new system of interaction could include the following:

- possible loss of market share and, as a consequence, a negative impact on the Company's financial and business indicators;

- complexities in the calculation of the tax liabilities and, as a result, the possibility of regular advance overpayment of taxes in order to reduce risk;

- significant delay in preparing accounting and financial reports as a result of material risks arising in the process of recording the Company's revenues;

- possibility not to secure an unqualified auditor's opinion for the 2006 financial year, including with regard to the Company's internal control system in compliance with Section 404 of the Sarbanes-Oxley Act;

- significant delay in filing the Company's Annual Report on Form 20-F for 2006 with the U.S. Securities and Exchange Commission; and

- a reduction in the Company's capitalization in connection with the foregoing risks.


The Company believes it necessary to caution that the information in this press release is based on its current understanding of how the new laws and regulations will function, and it cannot assure that these laws and regulations will actually function in this manner on and after their effective date. The government and the regulatory authorities may revise these laws and regulations or delay their effectiveness.



                                       ***



Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact

Rostelecom PR and IR Department
Tel.: + 7 495 973 9920
Fax: + 7 495 973 9977
E-mail: rostelecom@rostelecom.ru